EXHIBIT 99.1

Mogo Announces Preliminary Q3 2020
Results & Financial Updates

Q3 2020 Adjusted EBITDA1 expected to be in the range of $3.8 million to $4.2 million

Mogo expects to generate net cash from operating & investing activities of
$4.0 million to $4.5 million in Q3 2020

Company also announces amendments to Non-Convertible Debentures, including an approximate

49% reduction in average interest rate to ~ 7.0%

Mogo reports in Canadian dollars and in accordance with IFRS.

Vancouver, British Columbia, September 24, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO)(collectively with its subsidiaries, “Mogo” or the “Company”), one of Canada’s leading financial technology companies, today provided a preliminary update on its financial results for the third quarter ending September 30, 2020, as well as amendments to its non-convertible debentures.

Q3 2020 Highlights

Mogo is expecting to report:

•	Revenue of $9.5 million to $9.7 million;
•	Adjusted EBITDA of $3.8 million to $4.2 million;
•	Positive operating cash flow net of investing activities of $4.0 million to $4.5 million; and
•	Accelerating new member growth.

“Building on record Adjusted EBITDA and cash flow in the second quarter, our third-quarter results continue to highlight the underlying profitability of our financial model as we transition back into growth,” said Greg Feller, President and CFO of Mogo. “We continue to see an acceleration in the shift to digital financial services in Canada and we believe Mogo’s focus on solutions that help consumers manage their financial health and live a more sustainable lifestyle, uniquely position us to capitalize on this shift. With the recent launch of our new spending account and the upcoming launch of our peer-to-peer solution, we have a strong foundation for growth heading into 2021.”

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Amendments to Non-Convertible Debentures

Mogo also announced that the holders (the “Debentureholders”) of the Company’s outstanding non-convertible debentures (the “Debentures”) have approved certain amendments (the “Amendments”) to the terms of the Debentures. The Amendments are expected to become effective on or about September 29, 2020 (the “Effective Date”).

The Amendments include a reduction in the average interest rate, from approximately 13.7% to approximately 7.0%, and the extension of the maturity dates to Jan 31, 2023 and Jan 31, 2024.

Mr. Feller added: “These amendments significantly reduce our interest expense, extend the maturity date, and provide us with increased financial flexibility moving forward. Over the past year, we have taken several important steps to strengthen our balance sheet, and we view these amendments as the last major milestone in that process.”

In connection with the Amendments, the Company has agreed to issue an aggregate of up to 4,500,000 common share purchase warrants (the “Warrants”) to the Debentureholders. Each Warrant will be exercisable to purchase one common share in the capital of Mogo Inc. (each, a “Common Share”) at a price that is equal, subject to the approval of the Toronto Stock Exchange (“TSX”), to the VWAP of the Common Shares on the TSX for the five trading day period ending on the fifth day prior to the Effective Date. The Warrants are expected to be issued promptly after the Effective Date and will be exercisable at any time until December 31, 2022.

Summary of Amendments

•	Interest payments will be replaced by fixed quarterly payments payable following the end of each calendar quarter (the “Quarterly Payments”) comprised of either (i) a blended payment including an interest payment at a reduced rate of 8% and a repayment of principal, bringing the total payment to 12% annually of the principal amount outstanding; or (ii) solely a repayment of principal at a rate of 12% annually, which Quarterly Payments may be paid, in either case, at the Company’s option, in cash or by the issuance of Common Shares at a price that is, subject to TSX approval, a 10% discount to the volume weighted average of the trading price (“VWAP”) of the Common Shares on the TSX for the five trading day period ending on the fifth day prior to the date on which such Quarterly Payment is due.
•	The maturity dates for the repayment of principal, which may be repaid in cash or by the issuance of common shares, will be extended until (a) January 31, 2023 for 50% of the aggregate outstanding principal amount of the Debentures as of the Effective Date, and (b) January 31, 2024 for the remaining 50% of the aggregate outstanding principal amount of the Debentures as of the Effective Date (each, a “Maturity Date”). The aggregate principal amount outstanding as of the Effective Date is expected to be approximately CDN$44 million.
•	A portion of interest accrued between March 1, 2020 and June 30, 2020 that was capitalized in accordance with the existing terms of the Debentures, along with the first Quarterly Payment, is expected to be paid on or about October 1, 2020.

The issuance of the Warrants and any Common Shares issuable in connection to a Quarterly Payment or accrued interest will be subject to the approval of the TSX, and such securities are expected to be freely transferable within Canada.

Certain of the Company’s directors and officers who own, control or direct, in the aggregate, approximately 1% of the outstanding Debentures are considered “related parties” to the Company for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and accordingly, certain transactions contemplated by the Amendments may be considered “related party transactions” within the meaning of MI 61-101. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements in Sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such transactions as neither the fair market value of the Debentures held by interested parties (as such term is defined in MI 61-101) nor any consideration for such transactions insofar as it involves interested parties exceeds 25% of the market capitalization of the Company.

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Note Regarding Preliminary Results

The results for the third quarter of 2020 are preliminary and have been prepared by management solely for the purpose of providing a preliminary update to shareholders and remain subject to final review by the Company’s Audit Committee and approval by the Company’s Board of Directors. The preliminary results for the third quarter of 2020 are subject to the finalization and closing of the Company’s accounting books and records for the period, and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with accounting principles generally accepted under International Financial Reporting Standards. The Company’s auditor has not audited the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary results. The Company will release its financial statements and management’s discussion and analysis for the third quarter of 2020 as approved by its Audit Committee and Board of Directors, on or about November 10, 2020.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the Period Ended June 30, 2020 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

1Adjusted EBITDA is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding depreciation and amortization, stock based compensation, credit facility interest expense, debenture and other financing expense, revaluation (gains) and losses, net, and other non-operating expenses.

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Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding Mogo’s expected performance in the third quarter of 2020 including revenue, Adjusted EBITDA and operating cash flow, and statements regarding the timing for the implementation of the Amendments, the aggregate principal amount of Debentures outstanding as of the Effective Date, the expected payment of interest accrued between March 1, 2020 and June 30, 2020 and the first Quarterly Payment, the issuance of any Common Shares in connection to a Quarterly Payment, the issuance of the Warrants and the transferability of any Common Shares and Warrants issuable in connection with the Amendments. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its financial performance for 2020 are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. We all know it’s time to do things differently. It’s time for a new way to manage our money, one that’s inclusive and sustainable. One that takes into account our financial health, the planet’s health and the health of our society. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals and have a positive impact on the planet including a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, free monthly credit score monitoring, ID fraud protection and personal loans. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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